MARK F. RADOM
1235 Bramble Road NE
Atlanta, GA 30329
TEL 973 438 2864 FAX 404 759 2161
mfradom@gmail.com

February 22, 2006

BY POST
Paul Dudek
Office of International Corporate Finance
Securities and Exchange Commission
Room 3010 (stop 0302)
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Avto Metals plc
Information Furnished Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934

Dear Ladies and Gentleman:

I am acting as United States counsel to Avto Metals plc (the *"Company"*), a company that has been granted an exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended (the *"Exchange Act"*) pursuant to Rule 12g3-2(b) of the Exchange Act. The relevant file number is 82-34995. In furtherance of such exemption, I hereby enclose a copy of a press release entitled "Power Chips Appoints Dr. Hans Walitzki to Lead Development", which the Company issued on February 14, 2007.

If you have any questions with regard to this information, please contact me at 973 438 2864 or mfradom@gmail.com.

Yours faithfully,

Mark Radom

Subject: [Boreylist] PWCHF, AMTPF, COLCF, BOREF Press Release
From: "Borealis News" <news@borealis.gi>
Date: Wed, February 14, 2007 12:38 pm
To: "PR Group" <pr@borealis.gi>
Options: View Full Header | View Printable Version

Relates to: PWCHF, AMTPF, COLCF, BOREF

POWER CHIPS APPOINTS DR. HANS WALITZKI TO LEAD DEVELOPMENT

Gibraltar 14th February 2007

Power Chips plc (US OTC: PWCHF) is pleased to announce the appointment of Dr. Hans J. Walitzki as Chief Development Officer. Power Chips, a subsidiary of Borealis Exploration Limited plc (US OTC: BOREF), is developing systems to directly convert heat to electrical power. These systems can be used to recover waste heat from power stations, smokestacks, and automobiles and in co- generation and geothermal power plants. Dr. Walitzki will manage the final development and commercialization of Power Chips and related technologies.

Power Chips(tm) are projected to be the most effective heat-energy converters by using a gap between the electrodes to suppress parasitic heat flows. Further, their success builds on the optimization of the "Avto Effect". Named for Dr Avto Tavkhelidze, who first theorized, researched and discovered it, the Avto Effect affects a material's "work function", the amount of work needed to cause electron emission. In repeated tests, the material's work function has been markedly lowered, allowing electrons to flow more freely across the vacuum gap.

Dr. Walitzki earned his degree in Physics from the University of Bonn, in Germany. He has worked extensively in thin film and wafer technologies, spending many years with Wacker Chemitronic and latterly Wacker Siltronic, where he was Director of Technology. He founded his own company, soiTronic, Inc. in 1999 to bring new wafer technologies to the market, and successfully integrated his company into Isonics Corporation, becoming Vice President for Advanced Wafer Technology.

Isaiah W Cox, President of Power Chips plc, said: "Hans has extensive experience of administration, technology management and mass manufacturing in this exciting field. He has been a strong supporter of our work for many years and we are delighted to welcome him formally to head up the development of our technology and take it out of the laboratory and into the industry."

Dr. Walitzki said: "It's a pleasure to be able to work on such a novel and potentially world-changing technology. All over the world industries are demanding greater efficiency in power generation and in cooling. The Avto Effect technologies are well placed to satisfy these demands and make a significant contribution to the growing need for more efficient energy use."

Dr. Walitzki also becomes Chief Development Officer for Cool Chips plc and Avto Metals plc, as all three technologies have concomitant development programs at this time.

In recent related news, U.S. Patent No. 7,166,786 has been awarded to Borealis for a method of forming nanostructures on a material by pressing a mold into it, where the pattern made by the mold causes de Broglie interference of elementary particles. The interference patterns are the core process of the Avto Metals technology described above. A specific patent for this technology was also issued last year, in U.S. Patent No. 7,074,498.

A further related patent, U.S. Patent No. 7,169,006 has been awarded for the invention of a "light pipe" device which uses piezo elements to control the very small gap separating a pair of electrodes in applications such as a vacuum diode heat pump or power generator. These are technologies which can be integral in the design and mass production of Power Chips and Cool Chips.

A further related patent, U.S. Patent No. 7,140,102 has been issued for a method of making a diode by creating a "sandwich" and then using thermal or other applied forces to cleave the sandwich into a diode. This technique allows for closely spaced electrodes with mirrored surface features.

A key geothermal patent was also recently issued. U.S. Patent No. 7,124,583 includes an apparatus and method for the in-situ recovery of geothermal energy using Power Chips. This patent allows for electrical power generation from natural ground heat sources without pumping the brine to the surface and back. Power Chips' small size and weight, and high power density, make such a cost-saving approach to renewable energy possible.

For further information please contact:

Chris Bourne
Head of Public Relations
Power Chips plc
Borealis Exploration Limited
Tel: +44 (0)20 8571 5216
Email: pr@borealis.gi

Power Chips plc develops proprietary thermionic technologies for power generation applications. Power Chips was incorporated in 1997, and is based in Gibraltar in the European Union. Power Chips has 8,035,118 shares outstanding. Power Chips are projected to produce electric power more efficiently and less expensively than existing or emerging technologies, in applications such as geothermal and solar power, as well as waste heat recovery from cars and trucks, factories, and power stations. For more information and forward- looking statements please visit its web site at http://www.powerchips.gi and http://www.powerchips.gi/fwdlook.shtml.

Borealis Exploration Limited is a research and development company incorporated in 1968 and based in Gibraltar in the European Union. Borealis has 5,000,000 shares outstanding. Borealis' business is reinventing the core technologies used by basic industries, including electric motors, steelmaking, electrical power generation, and cooling and refrigeration. For more information and forward-looking statements please visit its web site at http://www.borealis.gi and http://www.borealis.gi/fwdlook.shtml.

END